Exhibit 99.3

CONSENT OF LEGAL COUNSEL

Re: Registration Statement on Form F-10 of Enthusiast Gaming Holdings Inc.

We refer to the prospectus supplement dated June 10, 2021 (the “Prospectus Supplement”) to the short form base shelf prospectus of Enthusiast Gaming Holdings Inc. dated May 6, 2021, forming part of the registration statement on Form F-10 (Registration No. 333-255725) filed by Enthusiast Gaming Holdings Inc. with the U.S. Securities and Exchange Commission to which this consent is exhibited. We hereby consent to the references on the third page of the cover pages of the Prospectus Supplement, under the headings, “Additional Information” and “Legal Matters”, and to the reference to and use of our opinion under the heading, “Canadian Federal Income Tax Considerations”, in the Prospectus Supplement. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under the U.S. Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

(Signed) “Stikeman Elliott LLP”

STIKEMAN ELLIOTT LLP

Toronto, Ontario, Canada

June 10, 2021